15048505

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
WASH., D.C.

SEC FILE NUMBER
8- 69318

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegis Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2410 E 25th Circle
(No. and Street)

Idaho Falls	ID	83404
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian C Pierce 801-826-3907
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company., P.C.
(Name – *if individual, state last, first, middle name*)

1785 West 2320 South	Salt Lake City	UT	84119-2069
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/11

OATH OR AFFIRMATION

I, Brian C Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegis Investment Services, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

BROOKE GARDNER
NOTARY PUBLIC•STATE OF UTAH
COMMISSION# 649411
COMM. EXP. 10-21-2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Haynie &
Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Owners
of Allegis Investment Services, LLC

We have audited the accompanying financial statements of Allegis Investment Services, LLC (a Idaho Limited Liability Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Allegis Investment Services, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Allegis Investment Services, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Allegis Investment Services, LLC's financial statements. The supplemental information is the responsibility of Allegis Investment Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Co.

Salt Lake City, Utah

February 27, 2015

Allegis Investment Services, LLC

Statement of Financial Condition
December 31, 2014

			2014
Assets			
	Cash and Cash Equivalents	$	37,887
	Accounts Receivable		260
	Total Current Asset		38,147
	Fixed Assets		2,670
	Total Assets	$	40,817
Liabilities and Members' Equity			
	Current Liabilities		
	Accounts Payable	$	875
	Accounts Payable Related Party		1,417
	Accrued Commissions		4,392
	Current Liabilities		6,684
	Members' Equity		34,133
	Total Liabilities and Members' Equity	$	40,817

*The accompany notes are an integral part of these financial statements.

Allegis Investment Services, LLC

Statement of Operations
For the year ended December 31, 2014

		2014
Revenues		
Revenue from the Sales of Insurance Based Products	$	453,713
Revenue from the Sales of Investment Company Shares		111,135
Reimbursed Expenses		18,317
Total Revenue		583,165
Expenses		
Commissions Expense		493,224
Regulatory Expenses		64,019
Compliance Support Fees		43,736
Liability Insurance Expense		31,104
Software Fees		21,162
Other		10,828
Office Space and Related Expenses		4,722
Telephone Expenses		277
		669,072
Net Loss	$	(85,907)

*The accompany notes are an integral part of these financial statements.

Allegis Investment Services, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2014

		Members' Equity
Balance at December 31, 2013	$	80,040
Net Loss		(85,907)
Capital Contributions		40,000
Balance at December 31, 2014	$	34,133

*The accompany notes are an integral part of these financial statements.

Allegis Investment Services, LLC

Statement of Cash Flows
For the year ended December 31, 2014

		2014
Cash Flows from Operating Activities		
Net Loss	$	(85,907)
Adjustments to reconcile Net Loss		
to net cash from operating activities:		
Accounts Receivable from Registered Representatives		(260)
Accounts Payable to Related Party		1,417
Accrued Commissions		4,392
Accounts Payable		875
Net cash from Operating Activities		(79,483)
Cash Flows from Investing Activities		
Acquisition of Office Equipment		(2,670)
Net cash from Investing Activities		(2,670)
Cash Flows from Financing Activities		
Contributions from Members'		40,000
Net cash from Financing Activities		40,000
Net change in Cash and Cash Equivalents		(42,153)
Cash and Cash Equivalents at beginning of year		80,040
Cash and Cash Equivalents at end of year	$	37,887

*The accompany notes are an integral part of these financial statements.

Allegis Investment Services, LLC

Notes to Financial Statements
For the year December 31, 2014

Note 1 - Organization and Nature of Operations

Allegis Investment Services, LLC (the "Company") is a registered securities broker-dealer that is domiciled and registered in the state of Idaho as a Limited Liability Company as of May 30, 2013. The Company is registered to engage in the securities business as a broker-dealer in AK, AL, AR, AZ, CA, CO, CT, FL, GA, IA, ID, IN, KS, LA, MD, MN, MT, NC, NM, NV, NY, OH, OK, OR, PA, SC, TX, UT, VA, WA, WI, and WY

The Company was approved by Financial Industry Regulatory Authority (FINRA) to operate as a Subscription Firm Broker Dealer on February 28, 2014. The Company is also a member of the Securities Investor Protection Corporation (SIPC). As a Subscription Firm, the Company is limited and is engaged in transactions only with investment company shares and variable life and annuity base products and does not receive customer moneys or securities.

Note 2 - Summary of Significant Accounting Policies

<u>*Basis of Presentation*</u> - The preparation of the Financial Statements is in conformity with accounting principles generally accepting in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition.

<u>*Revenue Recognition*</u> – Allegis Investments Services, LLC recognizes revenue at the settlement date of a transaction of a investment company shares or variable life or annuity based product. The notification of transactions are received either by an electronic file downloads from DST Internet Dealer Commissions (DST-IDC) or paper sponsoring commission statements that are received.

<u>*Accounts Receivable*</u> - Accounts Receivable include commissions that result from transactions of investment company shares or variable life and annuity based products that the Company has not received payment on. Accounts Receivable also includes fees that are due from Registered Representatives for FINRA and state registrations, Errors and Omissions fees, and technology fees that have not been received by the Company. Management evaluated the procedure of recognition of Accounts Receivable and did not believe any provisions are necessary, as amounts are considered collectable in full.

<u>Cash and Cash Equivalents</u> - The Company considers all highly liquid investments that have been invested under 3 months to be Cash and Cash Equivalents. Included in Cash and Cash Equivalents is the Flex Funding Account, which is not easily accessible by the

Company. The funds are for the sole use of covering FINRA and state registration fees, fingerprint fees, and annual renewal fees. As of December 31, 2014 the balance for this account was $1,515. The Company had no Cash or Cash Equivalents amounts over the $250,000 Federal Deposit Insurance Corporation (FDIC) limit at December 31, 2014.

Fixed Assets - The fixed assets include computers and equipment and are carried at cost on the Statement of Financial Condition. The maintenance for the equipment will be expensed as it is incurred. Depreciation Expense will be calculated using the Straight Line method. The estimated useful lives of the equipment is 5 years.

Financial Instruments - Management estimates the carrying value of Current Assets and Current Liabilities approximate, fair value based on the short-term nature of these instruments.

Income Taxes – The Company is taxed as a Limited Liability Company for federal and state income tax purposes. The owners of the Company are responsible for federal and state income tax liability. The Company is not liable, therefore the financial statements do not include a provision or liability for federal income taxes. The Company follows the accounting for uncertainty in income taxes of the income taxes topic of the FASB codification. As of December 31, 2014, the Company has no material uncertain income tax liability. Tax years subject to examination by state and local authorities are for years 2013 and forward.

Use of Estimates - The financial statements have been prepared in accordance with U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results may differ from these estimates. Management believes that these estimates provide a reasonable basis for the fair presentation of the Company's financial condition and results of operations.

Accounting Pronouncements - In May 2014, the FASB issued Account Standards Update No. 2014-09, Revenue from Contracts with Customers. The objective of this update is to 1) remove inconsistencies and weaknesses in revenue requirements, 2) provide a robust framework for addressing revenue recognition issues, 3) improve comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets 4) provide more useful information to users of financial statements through improved disclosure requirements, and 5) simplify the preparation of financial statements. This update is effective in annual reporting periods beginning after December 15, 2016 and the interim periods within that year. The Company will be evaluating the impact of this update as it pertains to the Company's financial statements and other required disclosures on an on-going basis until its eventual adoption and incorporation.

Note 3 - Related-Party Transactions

The Company has a Sharing Expense agreement with Allegis Investment Advisors an affiliated Company ("Affiliate"). The Company and Affiliate share common control ownership, and physical location. The Affiliate agrees to furnish and pay, either directly or through related person in behalf of the Company for office equipment, furnishings,

and fixtures, office supplies, including software and print/copy supplies, postage, utilities, telephone, internet, travel and entertainment expenses incurred in the conduct of business. The Company is responsible for all bills received in its name, including SIPC and FINRA assessments, licensing and registration fees charged by federal and state securities regulators with oversight over the Company, annual audit and accounting fees incurred for the Company, arbitration and court awards, attorney's fees incurred for the Company, fidelity bond insurance premiums and securities owed to the Company licensed individuals. The Company has agreed to pay the Affiliate a reasonable allocation of shared expenses of office space and related expenses of $472 per month. The Company accrues the monthly expense as a liability and pays the Affiliate on a quarterly basis. The shared expense agreement will be reviewed by the Company and Affiliate every 12 months to evaluate the Company's allocation of expenses. As of December 31, 2014, $1,417 of Accounts Payable and $4,722 of expenses account for Related Party transactions with the Affiliate.

Note 4 - Net Capital Requirement

Allegis Investment Services, LLC is a Subscription Firm Broker Dealer that transacts in only business with investment company shares and variable life and annuity based insurance based products and does not receive customer moneys or securities. Under Rule 15c3-1 the Company's net capital requirement is the greater of $5,000 or 6 2/3% of Aggregated Indebtedness at all times.

As of December 31, 2014 the Company's Net Capital is $29,948 with $24,948 of Net Capital in excess of the Company's required Net Capital of $5,000. Also the ratio of aggregate indebtedness to Net Capital is 22%.

Note 5 - Concentrations

In the normal course of business, the Company may have concentration of Sales to Customers with Sponsoring Carriers. As of December 31, 2014, the Company had a 3 sponsoring carriers that comprised 54.91% of Company sales.

Note 6 - Subsequent Events

In accordance with the provisions set forth in FASB ASC 855, *Subsequent Events,* the Company has evaluated all events and transactions from December 31, 2014 through February 27, 2015, the date the Financial Statements were available to be issued, and has determined that there were no material events that would require adjustment or disclosure herein.

Supplementary Information

Allegis Investment Services, LLC

Computation and Reconciliation of Net Capital
December 31, 2014

Total Members' Equity	$	34,133
Less Non-Allowable Assets:		
Office Equipment, Net of Accumulated Depreciation		(2,670)
Cash in "Flex Funding Account"		(1,515)
Net Capital		29,948
Aggregate Indebtedness		
Total Liabilities		6,684
Total Aggregate Indebtedness		6,684
Computation of Basic Net Capital Requirement		
6 2/3% of Aggregate Indebtedness		446
Minimum Net Capital Required		5,000
Greater of the Two Amounts		5,000
Capital in Excess of Required Minimum	$	24,948
Ratio of Aggregate Indebtedness to Net Capital		22%

Reconciliation of Difference Between Net Capital and Net Capital per Focus Report dated December 31, 2014: A reconciliation of the Company's computation of net capital as report was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part III and the computation herein.

Haynie &
Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Owner's
of Allegis Investment Services, LLC

We have reviewed management's statements, included in the accompanying Allegis Investment Services, LLC's Exemption Report, in which (1) Allegis Investment Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Allegis Investment Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:1 (the "exemption provisions") and (2) Allegis Investment Services, LLC stated that Allegis Investment Services, LLC met the identified exemption provisions from February 28, 2014 through December 31, 2014 without exception. Allegis Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allegis Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Co.

Salt Lake City, Utah

February 27, 2015

Allegis Investment Services, LLC Exemption Report

Allegis Investments Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(1)*.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 beginning February 28, 2014 through December 31, 2014 without exception.

Allegis Investments Services, LLC

I, Brian C Pierce, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: FINOP

Date: 2/27/2015

Haynie & Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Allegis Investment Services, LLC
South Jordan, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Allegis Investment Services, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Other Designated Examining Authorities, solely to assist you and the other specified parties in evaluating Allegis Investment Services, LLC's compliance with the applicable instructions of Form SIPC-7. Allegis Investment Services, LLC's management is responsible for Allegis Investment Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger detail of Allegis Investment Services, LLC and respective bank statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from the general ledger detail as well as invoice copies and other supporting documentation from Allegis Investment Services, LLC, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers from the general ledger detail of Allegis Investment Services, LLC, supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There was no overpayment during the year.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Salt Lake City, Utah

February 27, 2015